FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc.
Suite 500, 10 King Street East
Toronto, ON M5C 1C3

Item 2	Date of Material Change

State the date of the material change.

February 26, 2007

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

February 26, 2007

The Press Release was disseminated to The Toronto Stock Exchange and through various other approved public media and filed on EDGAR and SEDAR with the securities commissions of British Columbia, Alberta, Quebec and Ontario.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has arranged a non-brokered private placement of up to 21,428,571 common shares (“Shares”) at a price of $0.56 per Share for gross proceeds of $12,000,000.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company has arranged a non-brokered private placement of up to 21,428,571 Shares at a price of $0.56 per Share for gross proceeds of $12,000,000 (the “Offering”).

All Shares issued in the Offering will have a hold period in Canada of four months from closing of the Offering. The expected date of closing is March 19, 2007.

The net proceeds from the Offering are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

The Offering is subject to acceptance for filing by the TSX.

5.2	Disclosure for Restructuring Transactions

n/a

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

n/a

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

n/a

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David A. Seton, Chairman & CEO
Tel: 416-572-2525

Item 9	Date of Report

March 6, 2007